

Mail Stop 4546

August 8, 2016

Johan M. (Thijs) Spoor
President and Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 217
Brooklyn, NY 11226

> **Re:** **AzurRx BioPharma, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 5, 2016**
> **File No. 333-212511**

Dear Mr. Spoor:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

Capitalization, page 25

1. Refer to your response to previous comment 3. We believe pro forma financial information should reflect transactions that have had significant financial impact subsequent to the financial statement date to the date of the IPO. Therefore, if conversion of preferred stock resulted in material beneficial conversion being recognized, revise your pro forma to reflect such impact.

You may contact Keira Nakada at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David J. Levine, Esq.
       Loeb & Loeb LLP